Kirk A. Davenport II Direct Dial: 212-906-1284 kirk.davenport@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
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Washington, D.C. 20549
Attention: Justin Dobbie

Re:                             MCBC Holdings, Inc.
Registration Statement on Form S-1
Filed May 1, 2015
File No. 333-203815

Ladies and Gentlemen:

Reference is hereby made to the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), of MCBC Holdings, Inc. (the “Company”) in connection with the offering of shares of the Company’s common stock (the “Offering”).  This letter responds to the comment letter, dated July 2, 2015, from the staff of the Securities and Exchange Commission (the “Staff”) to Terry McNew, the Company’s President and Chief Executive Officer, regarding Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement, which was initially filed with the Commission on May 1, 2015 (the “Initial Filing”).  The responses provided in this letter are based on information provided to Latham & Watkins LLP by the Company. The Company expects to file Amendment No. 4 to the Registration Statement (“Amendment No. 4”) today.

In this letter, the numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses.  Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

Signatures, page II-4

1.              Please have Mr. Campion sign the registration statement. We note that he did not sign the initial filing on May 1, 2015 that included the power of attorney.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Mr. Campion is expected to join its board of directors after and conditioned on, the consummation of the offering.  As a result, Mr. Campion is not currently a member of the Company’s board of directors and the Company has revised page II-4 to remove Mr. Campion’s signature line.

Exhibits

2.              Please refile a legible copy of Exhibit 10.3.

Response:

The Company respectfully acknowledges the Staff’s comment and has refiled a legible copy of Exhibit 10.3 as requested with Amendment No. 4 to the Registration Statement.

3.              We note your disclosure that the company entered into new employment agreements with each of the named executive officers effective as of July 1, 2015. Please refile exhibits 10.14, 10.15 and 10.16 to include the conformed signatures for each of the new employment agreements.

Response:

The Company respectfully acknowledges the Staff’s comment and has refiled the new employment agreements as Exhibits 10.14, 10.15 and 10.16 with conformed signatures for each of the named executive officers with Amendment No. 4 to the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1284 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kirk A. Davenport II
Kirk A. Davenport II
of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Terry McNew, President and Chief Executive Officer, MCBC Holdings, Inc.
Frank J. Lopez, Esq., Proskauer Rose LLP
Robin Feiner, Esq., Proskauer Rose LLP